UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: November 18, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: November 18, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

Release:         Immediate     November 18, 2015

CP discloses full details of offer letter to Norfolk Southern

Calgary, AB – Canadian Pacific (TSX:CP) (NYSE:CP) today disclosed the contents of the offer letter it sent to Norfolk Southern Corp. (NS) on November 17, 2015 to clarify the details of a proposal that would result in the creation of a pro-competitive, pro-customer, coast-to-coast transportation solution.

CP also wishes to correct any misconceptions about the sizable premium offered to NS shareholders. The verbatim text of the letter addressed to NS CEO James Squires is dated November 9, 2015 and since that time, there has been considerable appreciation to the NS stock price due to market speculation regarding a potential combination with CP. Mr. Squires asked CP CEO Hunter Harrison to hold off on sending this letter until such time as the two CEO’s could meet face to face, which occurred last Friday November 13, 2015.

Dear Jim,

We believe that combining our two great organizations will allow us to form an integrated transcontinental railroad with the scale and reach to deliver unsurpassed levels of safety and service to our customers and communities while also increasing competition and creating significant shareholder value.

We propose a 50% cash 50% stock transaction based on Friday’s closing stock price for both CP and NSC in which NSC shareholders would receive $46.72 in cash and 0.348 shares of stock in a new company which would own CP and NSC. The new company would be listed on both the New York and Toronto Stock Exchanges, and maintain a strong investment grade credit rating. Our proposal represents a substantial initial 23.0% premium to NSC’s 45-day VWAP of $79.14.1 In addition to providing NSC shareholders with a significant cash payment, the proposed transaction will provide NSC shareholders with an opportunity for meaningful upside appreciation in the future as synergies are realized as NSC shareholders will own 41% of the new company.

Our advisors at J.P. Morgan have assisted us in valuing the newly merged company by taking into account future operating performance, synergies, expected earnings power and anticipated trading multiples. In light of the substantial synergies created by the combination, we believe that the fair value of the new company would be approximately $270.68 per share at the time of transaction closure—which is assumed to occur on December 31, 2017. As a result, NSC shareholders will receive at that time $46.72 in cash plus $94.16 in market value of the stock of the combined company which on a present value basis at the time of the anticipated announcement (March 31, 2016) is expected to represent total value of $126.18 per share—which is a 59.4% premium to NSC’s 45-day VWAP of $79.14. In addition, NSC shareholders would continue to receive a dividend of $0.59 per quarter during the pendency of the regulatory review of the transaction.

This proposal to NSC shareholders has the following additional potential benefits:

[1]	Based on CP VWAP of $191.27 CAD (exchange rate of 1.31 CAD per USD) and fully diluted share capital of 154.7 million (common stock outstanding per 10/16/2015 MD&A and options, PSU’s and RSU’s per 3/3/2015 10-K), NSC VWAP of $79.14 USD and fully diluted share capital of 302.7 million (common stock outstanding per 10/28/2015 10-Q and options, PSU’s and RSU’s per 2/11/2015 10-K), and VWAP period from 9/22/2015 to 11/6/2015.

–	Creates transcontinental rail network connecting the major industrial production and population centers across North America

■	Global reach through premier ports located across the U.S. Gulf, Atlantic and Pacific North American coasts

■	Integrated operations across at least 4 major rail gateways

■	Enhances service offering to shippers

■	Combines two premier railroads with exceptional safety records

–	More than US$1.8 billion in annual operating synergies achieved over the next several years

–	Substantial tax savings in addition to operating synergies

–	Up to 45% pro forma EPS accretion with run-rate synergies

–	Strong balance sheet, targeting mid BBB rating with approximately 4 times debt / EBITDA, and significant operating cash flow to deleverage to target leverage of 2.5 times within 2.5 years

–	Collaborative Surface Transportation Board regulatory process

–	Financing commitment of US$14.2 billion from J.P. Morgan Securities LLC

Moreover, as our combined network creates more comprehensive end-to-end shipment solutions for our customers while reducing congestion in key corridors such as Chicago, network capacity will expand allowing us to improve service and lower costs—which is both pro-shipper and pro-competition. A combined network will also lead to faster growth for the new entity versus what either of us would be able to achieve on our own and, importantly, would create a larger, more diversified book of business less dependent on volatile commodities such as crude oil or thermal coal.

Finally, the United States and Canada would benefit from having an end-to-end shipment solution that improves safety, reduces highway congestion, improves service, lowers cost and increases overall freight capacity (which is vital to support expanded economic growth) behind an environmentally friendly form of transportation funded exclusively with private versus public expenditures.

Certainty of consummating such an historic combination will be critical for both of us. To that end, we have worked extensively with our lead transaction counsel Simpson Thacher and our United States and Canadian regulatory counsel of Stinson Leonard Street and Bennett Jones, respectively, to confirm not only the feasibility of the proposed transaction but also our plan to ensure a smooth and expeditious review and approval process. We have also engaged the services of J.P. Morgan Securities LLC which has issued a “highly confident letter” regarding our ability to finance the proposed transaction—which will not be subject to a financing contingency attached as Exhibit A.

This proposal, which has received the unanimous support of our Board of Directors, is a non-binding expression of our current views, which remains, among other things, subject to satisfactory completion of due diligence, the negotiation, execution and delivery of mutually satisfactory definitive agreements, approval of the definitive agreements by your and our Boards of Directors, approval of the transaction by your and our shareholders, and receipt of customary regulatory approvals.

We are ready to begin working with you and your team immediately on this transformational opportunity and are prepared to commit whatever resources may be necessary to complete the proposed transaction expeditiously and in a manner which both recognizes and fairly addresses any social considerations related to the successful integration of our two great companies.

Yours sincerely,

E. Hunter Harrison	Andrew F. Reardon

Chief Executive Officer	Chairman of the Board

Canadian Pacific Railway	Canadian Pacific Railway

Forward Looking Statement

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional information

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

403-319-7298

24/7 Media Pager: 855-242-3674

Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

403-319-3591

investor@cpr.ca